Exhibit 99.1

YM BIOSCIENCES COMPLETES ENROLMENT OF AEROLEF™ PHASE IIB PAIN TRIAL
- AeroLEF™ to be presented at Oppenheimer Pain Management Conference -

MISSISSAUGA, Canada - March 5, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that enrolment has been completed in the randomized, double-blind, and placebo-controlled portion of its Phase IIB trial (DLXLEF-AP4) of AeroLEF™. YM expects that the results of the primary efficacy and safety analyses will be available in mid-second quarter of 2007.

AeroLEF™ is a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl, in development for the treatment of moderate to severe pain, including cancer pain. AeroLEF™ provides both rapid and extended pain relief. Unlike fixed dose approaches to opioid delivery, where a significant titration period is often required to determine the suitable dose for the patient, AeroLEF™ is designed to permit patients to match dosage to their individual pain intensity for each pain episode.

“We look forward to receiving the results of this study of AeroLEF™, which in previous studies has provided highly-individualized, episode-specific pain relief in the post-operative setting,” said David Allan, Chairman and CEO of YM BioSciences. “We are continuing to assess the design of additional Phase II clinical studies and plan to file a US IND shortly. Concurrently, we will continue to educate potential development and marketing partners about the unique attributes of AeroLEF™.”

The Phase IIb clinical trial of AeroLEF™ for the treatment of moderate to severe post-surgical pain consisted of two parts. Patients who underwent a variety of elective orthopedic surgical procedures were enrolled at eight centers. Part I was an open label trial designed to allow investigators to gain familiarity with administration of the product and enrolled 21 patients. Part II was a randomized, double-blind, and placebo-controlled trial of 99 patients and was designed to evaluate the safety and efficacy of AeroLEF™ compared to placebo. The primary endpoint for this study was the Summed Pain Relief plus Pain Intensity Difference (SPRID) scores during the first four hours after the start of the initial dose. Secondary endpoints included Time to Effective Pain Relief, as well as six safety endpoints.

Dr. Diana Pliura will be presenting AeroLEF™ at the Oppenheimer Pain Management Conference at the Flatotel in New York on March 6th in a session that begins at 11:00 a.m. EST

The results of an interim analysis on the first 67 patients in Part II of this trial were released in September 2006. The data indicated that AeroLEF™ provided benefit compared to placebo but the difference between the treatment arm and placebo arm had not yet achieved the significance level predefined in the study protocol and therefore the study was continued as planned.

In Part I of the Phase IIb study, patient self-titrated dosing with AeroLEF™ provided clinically meaningful analgesia in 81 percent, 100 percent and 87.5 percent of treated pain episodes during doses 1, 2 and 3, respectively. Within 10 minutes of initiating dosing with AeroLEF™, 38 percent, 73 percent and 63 percent of patients reported a reduction in pain intensity to mild pain during doses 1, 2 and 3, respectively. Achieving effective pain relief was the reason for stopping AeroLEF™ dosing in 35 of 40 (88 percent) treated pain episodes. Study results also suggested that multiple doses of AeroLEF™ were well tolerated. No treatment emergent adverse events were reported in 9 of 21 (43 percent) of patients. The majority (>70 percent) of treatment-emergent adverse events were mild and considered typical of those associated with opioid analgesia in the post-operative setting. Adverse events of a respiratory nature were reported in 4 patients. These events were mild and transient and resolved with minimal intervention. Results of Part I of the study were presented at the 2006 American Society of Anesthesiologists (ASA) Annual Meeting in Chicago, IL.

About YM BioSciences
YM BioSciences, Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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